UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60/A

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             BEGINNING JANUARY 1, 1997 AND ENDING DECEMBER 31, 1997


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF



                      CENTRAL AND SOUTH WEST SERVICES, INC.
                        (EXACT NAME OF REPORTING COMPANY)


                          A SUBSIDIARY SERVICE COMPANY
                           ("Mutual" or "Subsidiary")


       Date of Incorporation JANUARY 8, 1969 If not Incorporated, Date of
                                 Organization .


      State or Sovereign Power under which Incorporated or Organized TEXAS


  Location of Principal Executive Offices of Reporting Company TULSA, OKLAHOMA


   Name, title, and address of officer to whom correspondence concerning this report should be addressed:


R. RUSSELL DAVIS    CONTROLLER    P.O. BOX 21928   TULSA, OKLAHOMA  74121-1928
(Name)               (Title)        (Address)


       NAME OF PRINCIPAL HOLDING COMPANY WHOSE SUBSIDIARIES ARE SERVED BY
                               REPORTING COMPANY:

                       CENTRAL AND SOUTH WEST CORPORATION

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. TIME OF FILING. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. PERIOD COVERED BY REPORT. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. MONEY AMOUNTS DISPLAYED. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. DEFICITS DISPLAYED. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. MAJOR AMENDMENTS OR CORRECTIONS. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. --The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                                         Page 4a

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                     Schedule or        Page
DESCRIPTION OF SCHEDULES AND ACCOUNTS              ACCOUNT NUMBER      NUMBER

Comparative Balance Sheet                            Schedule I          5-6

Service Company Property                             Schedule II          7

Accumulated Provision for Depreciation and
  Amortization of Service Company Property           Schedule III         8

Investments                                          Schedule IV          9

Accounts Receivable from Associate Companies         Schedule V           9

Fuel Stock Expenses Undistributed                    Schedule VI         10

Stores Expense Undistributed                         Schedule VII        10

Miscellaneous Current and Accrued Assets             Schedule VIII       11

Miscellaneous Deferred Debits                        Schedule IX         11

Research, Development, or Demonstration
  Expenditures                                       Schedule X          11

Proprietary Capital                                  Schedule XI         12

Long-Term Debt                                       Schedule XII        13

Current and Accrued Liabilities                      Schedule XIII       14

Notes to Financial Statements                        Schedule XIV        14

Comparative Income Statement                         Schedule XV         15

Analysis of Billing - Associate Companies            Account 457         16

Analysis of Billing - Non Associate Companies        Account 458         17

Analysis of Charges for Service - Associate
  and Non Associate Companies                        Schedule XVI        18

Schedule of Expense by Department or Service
  Function                                           Schedule XVII      19-20

Departmental Analysis of Salaries                    Account 920         21

                                                                         Page 4b


                                                     Schedule or        Page
DESCRIPTION OF SCHEDULES AND ACCOUNTS              ACCOUNT NUMBER      NUMBER

Outside Services Employed                            Account 923         21

Employee Pensions and Benefits                       Account 926         22

General Advertising Expenses                         Account 930.1       22

Miscellaneous General Expenses                       Account 930.2       23

Rents                                                Account 931         23

Taxes Other Than Income Taxes                        Account 408         24

Donations                                            Account 426.1       24

Other Deductions                                     Account 426.5       25

Notes to Statement of Income                         Schedule XVIII      25


                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                                        Page
DESCRIPTION OF SCHEDULES AND ACCOUNTS                                  NUMBER

Organization Chart                                                       26

Methods of Allocation                                                    26

Annual Statement of Compensation for Use of Capital Billed               26

             ANNUAL REPORT OF Central and South West Services, Inc.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT  ASSETS AND OTHER DEBITS                         AS OF DECEMBER 31
- -------  -----------------------
                                                           1997       1996
                                                         --------   --------
      SERVICE COMPANY PROPERTY
101   Service company property (Schedule II)             $116,683   $120,343
107   Construction work in progress (Schedule II)           2,450       --
                                                         --------   --------
      Total Property                                      119,133    120,343
                                                         --------   --------

108   Less accumulated provision for depreciation
      and amortization of service company property
      (Schedule III)                                       33,572     28,822
                                                         --------   --------
      Net Service Company Property                         85,561     91,521

      INVESTMENTS
123   Investments in associate companies (Schedule IV)       --         --
124   Other investments (Schedule IV)                       3,839      4,148
                                                         --------   --------
      Total Investments                                     3,839      4,148

      CURRENT AND ACCRUED ASSETS
131   Cash                                                  4,963      1,270
134   Special deposits                                       --          323
135   Working funds                                           120        169
136   Temporary cash investments (Schedule IV)               --         --
141   Notes receivable                                       --        3,006
143   Accounts receivable                                   2,277      3,513
144   Accumulated provision of uncollectible accounts        --         --
146   Accounts receivable from associate companies
      (Schedule V)                                         31,798     34,582
152   Fuel stock expenses undistributed (Schedule VI)        --         --
154   Materials and supplies                                   14       --
163   Stores expense undistributed (Schedule VII)            --         --
165   Prepayments                                          16,215     14,157
174   Miscellaneous current and accrued assets
      (Schedule VIII)                                        --         --
                                                         --------   --------
      Total Current and Accrued Assets                     55,387     57,020

      DEFERRED DEBITS
181   Unamortized debt expense                               --         --
184   Clearing accounts                                        14        208
186   Miscellaneous deferred debits (Schedule IX)             344        134
188   Research, development, or demonstration
      expenditures (Schedule X)                              --         --
190   Accumulated deferred income taxes                       773        662
                                                         --------   --------
      Total Deferred Debits                                 1,131      1,004

                                                         --------   --------
      TOTAL ASSETS AND OTHER DEBITS                      $145,918   $153,693
                                                         ========   ========

             ANNUAL REPORT OF Central and South West Services, Inc.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)



ACCOUNT  LIABILITIES AND PROPRIETARY CAPITAL          AS OF DECEMBER 31
- -------  -----------------------------------
                                                       1997       1996
                                                     --------   --------
          PROPRIETARY CAPITAL
201   Common stock issued (Schedule XI)                  $100       $100
211   Miscellaneous paid-in-capital (Schedule XI)        --         --
215   Appropriated retained earnings (Schedule XI)       --         --
216   Unappropriated retained earnings
      (Schedule XI)                                      --         --
                                                     --------   --------
      Total Proprietary Capital                           100        100

      LONG-TERM DEBT
223   Advances from associate companies
      (Schedule XII)                                     --         --
224   Other long-term debt (Schedule XII)              60,000     60,000
225   Unamortized premium on long-term debt              --         --
226   Unamortized discount on long-term debt-debit       --         --
                                                     --------   --------
      Total Long-Term Debt                             60,000     60,000

      CURRENT AND ACCRUED LIABILITIES
228   Accumulated provision for pensions and
      benefits                                          1,487       --
231   Notes payable                                      --         --
232   Accounts payable                                 28,433     24,304
233   Notes payable to associate companies
      (Schedule XIII)                                  26,390     40,713
234   Accounts payable to associate companies
      (Schedule XIII)                                   1,755      2,843
236   Tax accrued                                       1,499        412
237   Interest accrued                                    133       --
238   Dividends declared                                 --         --
241   Tax collections payable                             630        774
242   Miscellaneous current and accrued
      liabilities (Schedule XIII)                       1,854        615
                                                     --------   --------
      Total Current and Accrued Liabilities            62,181     69,661

      DEFERRED CREDITS
253   Other deferred credits                            9,049      9,387
255   Accumulated deferred investment tax credits        --         --
                                                     --------   --------
      Total Deferred Credits                            9,049      9,387

282   ACCUMULATED DEFERRED INCOME TAXES                14,588     14,545
                                                     --------   --------


                                                     --------   --------
      TOTAL LIABILITIES AND PROPRIETARY CAPITAL      $145,918   $153,693
                                                     ========   ========

                                                                         Page 7a

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                     SCHEDULE II - SERVICE COMPANY PROPERTY
                                   (thousands)

                                        BALANCE AT            RETIREMENTS            BALANCE
                                        BEGINNING                  OR     OTHER (1)  AT CLOSE
DESCRIPTION                              OF YEAR    ADDITIONS    SALES     CHANGES   OF YEAR
Service Company Property

Account

301  Organization                            $--        $--         $--      $--       $--

303  Miscellaneous Intangible Plant        2,353        507          --       --     2,860

304  Land and Land Rights                  6,381         --          --       --     6,381

305  Structures and Improvements          42,077         96          --       --    42,173

306  Leasehold Improvements                6,090         74          --       --     6,164

307  Equipment (2)                        29,808      5,046      (3,586)      --    31,268

308  Office Furniture and Equipment       14,421        264         (44)      --    14,641

309  Automobiles, Other Vehicles
       and Related Garage Equipment          247         --         (52)      --       195

310  Aircraft and Airport Equipment       18,882        473      (6,437)      --    12,918

311  Other Service Company
       Property (3)                           84         --          (1)      --        83

                                       ---------------------------------------------------
       SUB-TOTAL                        $120,343     $6,460    $(10,120)     $--  $116,683

107  Non-Billable Construction Work
       in Progress (4)                      --        2,450          --       --     2,450
                                       ---------------------------------------------------


       TOTAL                            $120,343     $8,910    $(10,120)     $--  $119,133
                                       ====================================================


(1)  Provide an explanation of those changes considered material:   None.

                                                                         Page 7b

                                   (thousands)


(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:


                                                                      BALANCE
                                                                      AT CLOSE
SUB ACCOUNT DESCRIPTION                          ADDITIONS            OF YEAR

Account 307 - Equipment
  Copy Machines                                         $--               $--
  Data Processing Equipment                           4,733            25,103
  Microfilm/Microfiche                                   --                --
  Communications Equipment                              245             5,529
  Other                                                  68               636
                                                 ----------         ---------
     TOTAL                                           $5,046           $31,268
                                                 ==========         =========


(3)  Describe Other Service Company Property:


  Refrigerators/Ice Makers                              $--               $10
  Appliances                                             --                15
  Industrial Hygiene Equipment                           --                11
  Power Wench                                            --                 1
  Portable Generator/Submersible Pump                    --                 1
  10' Expandable Display                                 --                 1
  Soft Drink Vending Machines                            --                 4
  Electric Trimmer                                       --                 2
  Projector                                              --                 6
  Aerial Work Platform                                   --                 7
  Power Punch Machine                                    --                 3
  Exercise Equipment                                     --                19
  VCR/TV Combination                                     --                 2
  Desk Top Labeling System                               --                 1
                                                 ----------         ---------
                                                        $--               $83
                                                 ==========         =========

(4)  Describe Non-Billable Construction Work
     in Progress:


  Invoicing Software                                    299               299
  Tailored Collaboration Billing System                 446               446
  Business Unit Reporting Project                     1,705             1,705
                                                 ----------         ---------
                                                     $2,450            $2,450
                                                 ==========         =========

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                                  SCHEDULE III

             ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION
                           OF SERVICE COMPANY PROPERTY
                                   (thousands)


                                      BALANCE AT           RETIREMENTS             BALANCE
                                      BEGINNING                OR      OTHER (1)  AT CLOSE
DESCRIPTION                           OF YEAR    ADDITIONS   SALES      CHANGES   OF YEAR
Account

301  Organization                          $--        $--        $--       $--       $--

303  Miscellaneous Intangible Plant      1,083        370         --        --     1,453

304  Land and Land Rights                   --         --         --        --        --

305  Structures and Improvements         6,277      1,434         --        --     7,711

306  Leasehold Improvements              1,101        473         --        --     1,574

307  Equipment                          13,045      4,925     (3,586)       --    14,384

308  Office Furniture and Equipment      4,965      1,486        (45)       --     6,406

309  Automobiles, Other Vehicles
       and Related Garage Equipment        108         40        (14)       --       134

310  Aircraft and Airport Equipment      2,192        602       (942)       --     1,852

311  Other Service Company
       Property                             51          8         (1)       --        58
                                     ----------------------------------------------------

       TOTALS                          $28,822     $9,338    $(4,588)      $--   $33,572
                                     ====================================================


(1)  Provide an explanation of those changes considered material:   None.

                                                                         Page 9a

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                            SCHEDULE IV - INVESTMENTS
                                   (thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                    BALANCE AT       BALANCE AT
DESCRIPTION                                     BEGINNING OF YEAR  CLOSE OF YEAR

Account 123 - Investment in Associate Companies         $--              $--

Account 124 - Other Investments

Purchase of Mortgages                                $2,934           $2,683
Preston Trail Golf Club Purchase of Membership           88               88
Lakewood Country Club Purchase of Membership             16               16
Northwood Club Purchase of Membership                   124              110
River Bend Golf and Country Club Purchase of
  Membership                                              5                5
Brook Hollow Golf Club Purchase of Membership            80               80
Las Colinas Sports Club Purchase of Membership           15               15
Bent Tree Country Club Purchase of Membership            30               30
Texas Stadium Purchase of Texas Stadium Box Seats       722              656
Gleneagles Country Club Purchase of Membership           48               68
Oak Cliff Country Club Purchase of Membership             2                2
Barton Creek Club Purchase of Membership                 30               30
El Paso Country Club Purchase of Membership               6                6
Fairfax Country Club Purchase of Membership              27               27
Royal Oaks Country Club Purchase of Membership           --                2
Sports Club at Four Seasons Purchase of
  Membership                                             21               21
                                                 ----------------------------
     TOTAL                                           $4,148           $3,839

Account 136 - Temporary Cash Investments                 --               --
                                                 ----------------------------

     TOTAL                                           $4,148           $3,839
                                                 ============================

                                                                         Page 9b

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                   (thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.


                                                BALANCE AT         BALANCE AT
DESCRIPTION                                 BEGINNING OF YEAR     CLOSE OF YEAR

Account 146 - Accounts Receivable from
                Associate Companies

Central and South West Corporation                $5,435              $5,531
Central Power and Light Company                    8,573               7,401
Public Service Company of Oklahoma                 6,334               6,105
Southwestern Electric Power Company                7,610               7,357
West Texas Utilities Company                       4,454               2,864
CSW Credit, Inc.                                      76                  89
CSW Energy, Inc.                                     399                 227
CSW International, Inc.                              193                  72
C3 Communications, Inc.                              845                 105
EnerShop, Inc.                                        29                 174
CSW Leasing, Inc.                                     23                 105
SEEBOARD                                             611                 862
CSW Energy Services, Inc.                           --                   726
CSW Power Marketing, Inc.                           --                   180
                                                 -------             -------
     TOTAL                                       $34,582             $31,798
                                                 =======             =======


Analysis of Convenience or Accommodation Payments                TOTAL PAYMENTS

Central and South West Corporation                                    $29,875
Central Power and Light Company                                        (1,197)
Public Service Company of Oklahoma                                       (587)
Southwestern Electric Power Company                                      (442)
West Texas Utilities Company                                           (1,618)
CSW Credit, Inc.                                                          (91)
CSW Energy, Inc.                                                          620
CSW International, Inc.                                                    97
C3 Communications, Inc.                                                   105
EnerShop, Inc.                                                            226
CSW Leasing, Inc.                                                        --
SEEBOARD                                                                   51
CSW Energy Services, Inc.                                                  18
CSW Power Marketing, Inc.                                                --
                                                                     --------
     TOTAL                                                            $27,057
                                                                     ========

The majority of convenience payments consist of the payment of inter-company billings from the associate companies to the services company, taxes, corporate insurance, relocation expenses, industry dues, and deferred compensation payments.

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                                   (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



DESCRIPTION                                     LABOR       EXPENSES       TOTAL

Account 152 - Fuel Stock Expenses
              Undistributed                      $--          $--           $--
                                                -------------------------------

     TOTAL                                       $--          $--           $--
                                                ===============================

Summary: The service company provides overall management of fuel supply and transportation procurement, as well as general administration. The associated costs are expensed as incurred.


             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                   (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                                      LABOR     EXPENSES       TOTAL

Account 163 - Billable Stores Expense
              Undistributed


Central Power and Light Company                   $543       $435          $978
Public Service Company of Oklahoma                 394        310           704
Southwestern Electric Power Company                365        295           660
West Texas Utilities Company                       167        132           299
                                                -------------------------------

     TOTAL                                      $1,469     $1,172        $2,641
                                                ===============================

Note: The overall procurement and management of materials and supplies is provided by the service company. The associated costs are charged to Account 163 and billed out to the appropriate company.

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                   (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                               BALANCE AT           BALANCE AT
DESCRIPTION                                 BEGINNING OF YEAR     CLOSE OF YEAR

Account 174 - Miscellaneous Current
              and Accrued Assets                  $--                   $--
                                            -----------------------------------
     TOTAL                                        $--                   $--
                                            ===================================


             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                   (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.

                                                   BALANCE AT       BALANCE AT
DESCRIPTION                                    BEGINNING OF YEAR   CLOSE OF YEAR

Account 186 - Miscellaneous Deferred Debits
  Non-Billable Deferred Project Costs                $134               $344
  Billable Project Costs - Central Power and
                             Light Company              -              5,743
  Billable Project Costs - Public Service
                             Company of Oklahoma        -              4,473
  Billable Project Costs - Southwestern Electric
                             Power Company              -              4,632
  Billable Project Costs - West Texas Utilities
                             Company                    -              1,764
  Billable Project Costs - SEEBOARD                     -              1,330
                                                 --------            -------
     TOTAL                                           $134            $18,286
                                                 ========            =======

Note: Beginning in 1997, this schedule includes Billable, as well as Non-Billable, project costs.

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                   (thousands)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION                                                           AMOUNT

Account 188 - Billable Research, Development, or
              Demonstration Expenditures
West Texas Utilities Company                                           $362
                                                                      -----
     TOTAL                                                             $362
                                                                      =====

Note: Beginning in 1997, this schedule includes Billable, as well as Non-Billable, project costs.

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                        SCHEDULE XI - PROPRIETARY CAPITAL
                 (dollars in thousands except per share amounts)

                                  NUMBER OF SHARES     PAR OR STATED    OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER  CLASS OF STOCK       AUTHORIZED       VALUE PER SHARE  NO. OF SHARES     TOTAL AMOUNT
- --------------  --------------       ----------       ---------------  -------------     ------------
Account  201    Common Stock Issued    10,000               $10            10,000            $100

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION                                                            AMOUNT

Account 211 - Miscellaneous Paid-In Capital                              $--

Account 215 - Appropriate Retained Earnings                               --
                                                                       ------
     TOTAL                                                               $--
                                                                       ======

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing non associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                      BALANCE AT      NET INCOME  DIVIDENDS    BALANCE AT
DESCRIPTION                        BEGINNING OF YEAR  OR (LOSS)     PAID     CLOSE OF YEAR
- -----------                        -----------------  ---------     ----     -------------
Account 216 - Unappropriated
                Retained Earnings         $--            $--         $--          $--
                                     --------          -----        ----        -----
     TOTAL                                $--            $--         $--          $--
                                     ========          =====        ====        =====

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                          SCHEDULE XII - LONG-TERM DEBT
                                   (thousands)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                            TERM OF OBLIGATION                                       BALANCE AT                          BALANCE
                              CLASS & SERIES         DATE OF   INTEREST    AMOUNT    BEGINNING               DEDUCTIONS  AT CLOSE
NAME OF CREDITOR               OF OBLIGATION        MATURITY     RATE    AUTHORIZED   OF YEAR   ADDITIONS       (1)      OF YEAR
- ----------------               -------------        --------     ----    ----------   -------   ---------       ---      --------
Account 223 - Advances
  From Associate Companies:                                                  $--        $--        $--          $--          $--

Account 224 - Other
  Long-Term Debt:
    Wells Fargo Bank
    as successor to
    First Interstate Bank
      of Texas              CSWS Term Loan Facility  12/1/2001  Variable  60,000      60,000        --           --       60,000
                                                                          ------------------------------------------------------
     TOTAL                                                               $60,000     $60,000       $--          $--      $60,000
                                                                          ======================================================


(1)  Give an explanation of deductions:       N/A

                                                                        Page 14a

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                   (thousands)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                   BALANCE AT       BALANCE AT
DESCRIPTION                                    BEGINNING OF YEAR  CLOSE OF YEAR

Account 233 - Notes Payable to
              Associate Companies

Central and South West Corporation                    $40,713        $26,390
                                                     --------       --------
     TOTAL                                            $40,713        $26,390
                                                     ========       ========


Account 234 - Accounts Payable to
              Associate Companies

Central and South West Corporation                     $2,843         $1,755
                                                     --------       --------
     TOTAL                                             $2,843         $1,755
                                                     ========       ========


Account 242 - Miscellaneous Current
              and Accrued Liabilities

Payroll                                                  $610           $987
Directors' Deferred Compensation                            5            291
Severance Accrual                                        --              576
                                                     --------       --------
     TOTAL                                               $615         $1,854
                                                     ========       ========

                                                                        Page 14b

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS
                                   (thousands)
INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective January 1, 1996 Central and South West Services, Inc. (Company or
CSWS) adopted the Federal Energy Regulatory Commission (FERC) Uniform System of Accounts. Prior to 1996, the Company followed the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the Securities and Exchange Commission. The Company, as a member of the Central and South West System (CSW System), performs, at cost, various accounting, engineering, tax, legal, financial, electronic data processing, centralized economic dispatching of electric power, and other services for the CSW System companies.

DEPRECIATION
For financial reporting purposes, provisions for depreciation of property are computed by the Company using the straight-line method, generally at individual rates applied to the various classes of depreciable property. The annual composite rates averaged 9.00% for both 1997 and 1996.

FEDERAL INCOME TAXES
The Company, together with other members of the CSW System, files a consolidated federal income tax return and participates in a tax sharing agreement with the other members of the CSW System. The provision for deferred federal income taxes resulted principally from the tax deductions under accelerated methods of depreciation, as provided by federal income tax laws, being greater than these expenses for book purposes.


2.  BENEFIT PLANS

DEFINED BENEFIT PENSION PLAN
Prior to June 30, 1997, the CSW System maintained a tax qualified, non-contributory defined benefit pension plan covering substantially all CSW employees in the United States. Benefits were based on employees' years of credited service, age at retirement, and final average annual earnings, with an offset for the participant's primary Social Security benefit. The CSW Board of Directors approved an amendment, effective July 1, 1997, which converted the present value of accrued benefits under the existing pension plan into a cash balance pension plan. Under the cash balance formula, each participant has an account, for record-keeping purposes only, to which credits are allocated annually based on a percentage of the participant's pay. The applicable percentage is determined by age and years of vested service the participant has with the CSW System as of December 31 of each year.

The purpose of the plan change is to continue to provide retirement income benefits which are competitive both within the utility industry as well as with other companies within the United States.

                                                                        Page 14c
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS
                                   (thousands)

As the plan sponsor, CSW will continue to reflect the costs of the pension plan according to the provisions of SFAS No. 87 and allocate such costs to each of the participating employers. As a result of the July 1, 1997 amendment, CSW realized a savings in 1997 of approximately $20 million in pension expense and will also realize significant ongoing reductions in operating and maintenance expense because of the change. The change to the pension plan was applied retroactively to the beginning of 1997, so these savings were recognized evenly throughout 1997, with a portion being capitalized. The approximate savings attributable to the service company for 1997 is $4.3 million.

Pension plan assets consist primarily of common stock and short-term and imtermediate term fixed income investments.

Information about the pension plan, including: (1) pension plan net periodic costs and contributions; (2) pension plan participation; and (3) assumptions used in accounting for the pension plan follow.


                                                             1997        1996
                                                                 (thousands)
                                                        ------------------------
(1)Net Periodic Pension Cost
     Service Cost                                           $4,550       $4,183
     Interest cost on projected benefit
       obligation                                           14,916       12,653
     Actual return on plan assets                          (37,604)     (20,292)
     Net amortization and deferral                          15,473        5,074
                                                        -----------   ---------
                                                           $(2,665)      $1,618
                                                        ===========   =========

   Pension Plan Contributions                                  $ -      $ 5,162

(2)Approximate Number of Participants in the Plan
     Active employees                                        1,299        1,059
     Retirees                                                  110           52
     Terminated employees                                      691          123


(3)Assumptions used in Accounting for the Pension Plan
       Discount rate                                          7.50%        8.00%
       Salary  scale                                          5.46%        5.46%
       Return on plan assets                                  9.00%        9.50%


HEALTH AND WELFARE PLANS
The Company, with other members of the CSW System, has medical, dental, group life insurance, dependent life insurance, and accidental death and dismemberment plans for substantially all active CSW System employees. The contributions for CSWS, recorded on a pay-as-you-go basis, for the years ended December 31, 1997 and 1996 were approximately $5,482,000 and $3,923,000, respectively.

                                                                        Page 14d
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS
                                   (thousands)

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The components of net periodic postretirement benefit cost follow.

                                                    1997         1996
                                                        (thousands)
                                                 ----------------------
Net Periodic Postretirement Benefit Cost
  Service Cost                                      $1,037        $983
  Interest cost on APBO                              1,022         777
  Actual return  on plan assets                     (1,362)       (244)
  Amortization of transition obligation                355         195
  Amortization of unrecognized gain                   (144)         --
  Net deferred asset gain (loss)                       646         (49)
                                                 ---------   ---------
                                                    $1,554      $1,662
                                                 =========   =========



A reconciliation of the funded status of the plan to the amounts recognized on the balance sheets follows.


                                                    1997         1996
                                                       (thousands)
                                                 ----------------------
APBO
Retirees                                           $6,650        $2,665
Other fully eligible participants                   2,579         1,427
Other active participants                           9,732         6,933
                                                 --------      --------
Total APBO                                         18,961        11,025
Less:  Plan assets at fair value                   11,235         5,182
                                                 --------      --------
APBO in excess of plan assets                       7,726         5,843
Unrecognized transition obligation                 (5,412)       (3,105)
Unrecognized gain or (loss)                        (2,068)       (2,658)
                                                 --------      --------
Accrued Cost                                         $246           $80
                                                 ========      ========


The assumptions used in accounting for Post Retirement Benefit Costs for both 1997 and 1996 follow.

Discount rate                                       7.50%         8.00%
Long term rate of return on plan assets             9.00%         9.50%
Tax rate on trusts                                 39.60%        39.60%

                                                                        Page 14e
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS
                                   (thousands)
3.  FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value.

CASH AND TEMPORARY CASH INVESTMENTS.
The carrying amount approximates fair value because of the short maturity of those instruments.

NOTES PAYABLE TO ASSOCIATE COMPANIES.
The carrying amount approximates fair value because of the short maturity of those instruments.

OTHER LONG-TERM DEBT.
The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues.



The estimated fair value of the Company's financial instruments are as follows:

                                                            1997
                                                         (thousands)

                                               CARRYING AMOUNT     FAIR VALUE

Cash and temporary cash investments                $4,963            $4,963
Notes payable to associate companies               26,390            26,390
Other long-term debt                               60,000            60,000


4.  SHORT-TERM FINANCING

The CSW System uses short-term debt, primarily commercial paper, to meet fluctuations in working capital requirements and other interim capital needs. CSW has established a money pool to coordinate short-term borrowings for certain subsidiaries and also incurs borrowings outside the money pool for other subsidiaries. As of December 31, 1997, the CSW System had revolving credit facilities totaling $1.4 billion to back up its commercial paper program. At December 31, 1997, CSW had $721 million during December 1997. Of this amount, $28.6 million pertained to the service company.

             ANNUAL REPORT OF Central and South West Services, Inc.

                   SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                   (thousands)

ACCOUNT DESCRIPTION                               CURRENT              PRIOR
                                                   YEAR                YEAR
                                                 ---------           --------
      INCOME
456   Other electric revenues                         $173                $--
457   Services rendered to associate
      companies                                    264,070            251,177
458   Services rendered to non associate
      companies                                      1,060              1,025
421   Miscellaneous income or loss                     601              3,549
                                                 ---------           --------
      TOTAL INCOME                                 265,904            255,751
                                                 ---------           --------


      EXPENSES
500-559 Power production                            16,877             16,202
560-579 Transmission                                 4,288             10,474
580-599 Distribution                                 3,388                715
902-903 Customer accounts expense                      199               --
906-917 Customer service & information              17,420             11,235
920   Salaries and wages                            82,752             86,976
921   Office supplies and expenses                  27,629             28,828
922   Administrative expense
      transferred - credit                         (37,449)           (30,909)
923   Outside services employed                     31,264             67,610
924   Property insurance                               171                144
925   Injuries and damages                             572              1,909
926   Employee pensions and benefits                 7,488              9,935
927   Franchise requirements                             1               --
928   Regulatory commission expense                   --                 --
930.1 General advertising expenses                   4,749              3,733
930.2 Miscellaneous general expenses                12,098              5,744
931   Rents                                         12,632             13,161
932   Maintenance of structures and
      equipment                                      4,263              3,421
403-
  405 Depreciation and amortization
      expense                                        9,337              9,013
408   Taxes other than income taxes                  7,695              7,113
409   Income taxes                                   1,012               (714)
410   Provision for deferred income
      taxes                                         (1,125)             1,756
411   Provision for deferred income
      taxes - credit                                 1,056                (72)
417   Administrative - Business Venture              1,142                  5
426.1 Donations                                        615                619
426.3 -
426.5 Other deductions                               2,879              2,759
427   Interest on long-term debt                     3,702              3,657
430   Interest on debt to associate
      companies                                      2,056              2,330
431   Other interest expense                            56                107
                                                 ---------           --------
      TOTAL EXPENSE - INCOME STATEMENT             216,767            255,751
                                                 ---------           --------

      COST OF SERVICE - BALANCE SHEET
107   Construction work in process                  17,991               --
108   Accumulated provision for
      depreciation and amortization
      of service company property                      159               --
163   Stores expense undistributed                   2,641               --
165   Prepayments                                    1,821               --
183   Preliminary survey and investigation
      charges                                          381               --
184   Clearing accounts                              1,271               --
186   Miscellaneous deferred debits                 17,942               --
188   Research, development, or
      demonstration expenses                           362               --
242   Miscellaneous current and accrued
      liabilities                                    6,545               --
307   Equipment                                         21               --
308   Office furniture and equipment                     3               --
                                                 ---------           --------
      TOTAL COST OF SERVICE - BALANCE SHEET         49,137               --
                                                 ---------           --------

      NET INCOME OR (LOSS)                             $--              $--
                                                 =========           ========

Note: In 1996, only Income Statement accounts were shown "As Billed" on this schedule. Beginning in 1997, all accounts on this schedule reflect amounts "As Billed".

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457
                                   (thousands)


                                      DIRECT    INDIRECT   COMPENSATION  TOTAL
                                      COSTS      COSTS       FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY             CHARGED    CHARGED    OF CAPITAL   BILLED
                                      457-1      457-2       457-3

Central and South West Corporation    $26,913    $1,605       $221      $28,739

Central Power and Light Company        68,657     6,550        616       75,823

Public Service Company of Oklahoma     46,985     4,294        417       51,696

Southwestern Electric Power Company    54,290     5,099        488       59,877

West Texas Utilities Company           27,557     2,758        244       30,559

CSW Credit, Inc.                        1,033       120          9        1,162

CSW Energy, Inc.                        1,929       221         17        2,167

CSW International, Inc.                   592        65          6          663

CSW Communications, Inc.                3,695       181         25        3,901

CSW Leasing, Inc.                          69        11          1           81

CSW Power Marketing, Inc.                 309        16          1          326

CSW Energy Services, Inc.               1,351        66          5        1,422

EnerShop, Inc.                            484        27          3          514

SEEBOARD                                6,552       534         54        7,140
                                   --------------------------------------------
       TOTAL                         $240,416   $21,547     $2,107     $264,070
                                   ============================================

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                               ANALYSIS OF BILLING

                      NON ASSOCIATE COMPANIES - ACCOUNT 458
                                   (thousands)

INSTRUCTION: Provide a brief description of the services rendered to each non associate company:

                               DIRECT   INDIRECT COMPENSATION         EXCESS    TOTAL
                                COST     COST      FOR USE    TOTAL     OR     AMOUNT
NAME OF NON ASSOCIATE COMPANY  CHARGED  CHARGED  OF CAPITAL   COST  DEFICIENCY BILLED
- -----------------------------  -------  -------  ----------   ----  ---------- ------
                               458-1    458-2    458-3
Engineering Services:
 1.  Carter & Burgess              $9     $--       $--        $9       $--      $9

 2.  City of Austin, Texas         18      --        --        18        --      18

 3.  Honeywell, Inc.               31      --        --        31        --      31

 4.  Electric Power Research
     Institute                     70      --        --        70        --      70

 5.  Kimberly Clark                22      --        --        22        --      22

 6.  Kelco                        253      --        --       253        --     253

 7.  Lone Star Steel              128      --        --       128        --     128

8.  Georgia Pacific               271      --        --       271        --     271

9.   Valspar                       10      --        --        10        --      10

10.  NCE Corporation               51      --        --        51        --      51

11.  University of Texas           31      --        --        31        --      31

12.  TAMU Baseball                  4      --        --         4        --       4

13.  City of Marshall               4      --        --        --         4       4

Environmental Lab Services:
1.  Sabine Mining Company          25      --        --        25        --      25

2.  Dolet Hills Mining
    Venture                        27      --        --        27        --      27

3.  Other                           4      --        --         4        --       4

Information Technology
  Services:
1.  Transok, Inc.                 102      --        --       102        --     102
                              =====================================================
       TOTAL                   $1,060     $--       $--    $1,056       $ 4  $1,060
                              =====================================================

                                                                       Page 18a
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

         SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
                             NON ASSOCIATE COMPANIES
                                   (thousands)

Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

                                     ASSOCIATE COMPANY CHARGES   NON ASSOC. COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                      DIRECT  INDIRECT           DIRECT INDIRECT              DIRECT  INDIRECT
ACCOUNT   DESCRIPTION OF ITEMS         COST     COST    TOTAL    COST    COST        TOTAL     COST     COST       TOTAL
- -------   --------------------         ----     ----    -----    ----    ----        -----     ----     ----       -----
COST OF SERVICE - INCOME STATEMENT
 456      Other Electric Revenues     $(173)     $--    $(173)    $--     $--         $--     $(173)      $--      $(173)
 458      Services Rendered to Non
            Assoc. Companies             (4)       -       (4)      4       -           4         -         -          -
 421      Miscellaneous Income or
            Loss                       (601)       -     (601)      -       -           -      (601)        -       (601)
 500-559  Power Production           16,133      793   16,926     (49)      -         (49)   16,084       793     16,877
 560-579  Transmission                3,681      607    4,288       -       -           -     3,681       607      4,288
 580-599  Distribution                3,120      268    3,388       -       -           -     3,120       268      3,388
 902-903  Customer Accounts Expense     199        -      199       -       -           -       199         -        199
 906-917  Customer  Service, &
            Information              16,515      905   17,420       -       -           -    16,515       905     17,420
 920      Salaries and Wages         66,509   15,746   82,255     497       -         497    67,006    15,746     82,752
 921      Office Supplies and
            Expenses                 25,725    1,730   27,455     174       -         174    25,899     1,730     27,629
 922      Administrative Expense    (37,697)     161  (37,536)     87       -          87   (37,610)      161    (37,449)
 923      Outside Service Employed   30,299      618   30,917     347       -         347    30,646       618     31,264
 924      Property Insurance            171        -      171       -       -           -       171         -        171
 925      Injuries and Damages          572        -      572       -       -           -       572         -        572
 926      Employee Pensions and
            Benefits                  7,461       27    7,488       -       -           -     7,461        27      7,488
 927      Franchise Requirements          1        -        1       -       -           -         1         -          1
 930.1    General Advertising
            Expense                   4,734       15    4,749       -       -           -     4,734        15      4,749
 930.2    Miscellaneous General
            Expense                  11,629      469   12,098       -       -           -    11,629       469     12,098
 931      Rents                      12,546       86   12,632       -       -           -    12,546        86     12,632
 935      Maintenance of Structures
            and Equipment             4,243       20    4,263       -       -           -     4,243        20      4,263
 403-405  Depreciation and
            Amortization Expense      9,337        -    9,337       -       -           -     9,337         -      9,337
 408      Taxes Other than Income
            Taxes                     7,695        -    7,695       -       -           -     7,695         -      7,695
 409      Income Taxes                1,012        -    1,012       -       -           -     1,012         -      1,012
 410      Provision for Deferred
            Income Taxes             (1,125)       -   (1,125)      -       -           -    (1,125)        -     (1,125)
 411      Provision for Deferred
            Income Taxes - Credit     1,056        -    1,056       -       -           -     1,056         -      1,056
 417      Administrative - Business
            Venture                   1,119       23    1,142       -       -           -     1,119        23      1,142
 426.1    Donations                     615        -      615       -       -           -       615         -        615
 426.3-
   426.5  Other Deductions            2,841       38    2,879       -       -           -     2,841        38      2,879
 427      Interest On Long-Term Debt  3,702        -    3,702       -       -           -     3,702         -      3,702
 430      Interest On Debt To
            Associate Companies       2,056        -    2,056       -       -           -     2,056         -      2,056
 431      Other Interest Expense         56        -       56       -       -           -        56         -         56
                                    ------------------------------------------------------------------------------------
TOTAL COST OF SERVICE - INCOME
  STATEMENT                         193,427   21,506  214,933   1,060      --       1,060   194,487    21,506    215,993
                                    ------------------------------------------------------------------------------------

                                   (continued)

                                                                        Page 18b

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

       SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON
                               ASSOCIATE COMPANIES
                                   (thousands)

                                    (cont'd)

                                        ASSOCIATE COMPANY CHARGES    NON ASSOC. COMPANY CHARGES TOTAL CHARGES FOR SERVICE
                                        DIRECT    INDIRECT           DIRECT  INDIRECT           DIRECT   INDIRECT
ACCOUNT  DESCRIPTION OF ITEMS            COST       COST    TOTAL     COST     COST     TOTAL    COST      COST      TOTAL
- -------  --------------------            ----       ----    -----     ----     ----     -----    ----      ----      -----
 COST OF SERVICE - BALANCE SHEET
 107     Construction Work in Process   17,991        -     17,991       -       -        -     17,991        -    17,991
 108     Accum. Prov. for
           Depreciation & Amortization     159        -        159       -       -        -        159        -       159
 163     Stores Expense Undistributed    2,638        3      2,641       -       -        -      2,638        3     2,641
 165     Prepayments                     1,821        -      1,821       -       -        -      1,821        -     1,821
 183     Preliminary Survey &
           Investigation Charges           381        -        381       -       -        -        381        -       381
 184     Clearing Accounts               1,247        -      1,247       -       -        -      1,247        -     1,247
 186     Miscellaneous Deferred Debits  17,942       24     17,966       -       -        -     17,942       24    17,966
 188     Research, Development, or
           Demonstration Exp.              362        -        362       -       -        -        362        -       362
 242     Miscellaneous Current &
           Accrued Liabilities           6,531       14      6,545       -       -        -      6,531       14     6,545
 307     Equipment                          21        -         21       -       -        -         21        -        21
 308     Office Furniture and Equipment      3        -          3       -       -        -          3        -         3
                                       ----------------------------------------------------------------------------------
 TOTAL COST OF SERVICE - BALANCE SHEET  49,096       41     49,137      --      --       --     49,096       41    49,137
                                       ----------------------------------------------------------------------------------

       TOTAL COST OF SERVICE          $242,523  $21,547   $264,070  $1,060     $--   $1,060   $243,583  $21,547  $265,130
                                       ==================================================================================

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

      SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                   (thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                      DEPARTMENT OR SERVICE FUNCTION
                                                           ---------------------------------------------------
                                        TOTAL                       TECH
ACCOUNT  DESCRIPTION OF ITEMS           AMOUNT  OVERHEAD   EXEC     SVCS      ADMIN   FOSSIL    PROD     LEGAL
- -------  --------------------           ------  --------   ----     ----      -----   ------    ----     -----
 456     Other Electric Revenues         (173)       -         -        -         -        -     (173)        -
 458     Services Rendered to Non
           Assoc. Companies                (4)       -         -        -         -       (4)       -         -
 421     Miscellaneous Income or Loss    (601)     (33)        -       (1)        -        -        -         -
 500-559 Power Production              16,877        -       457       46        44    3,047   10,824         1
 560-579 Transmission                   4,288        -         1    2,676        (2)       -    1,610         -
 580-599 Distribution                   3,388        -        12    1,591         -        -    1,781         -
 902-903 Customer Accounts Expense        199        -         -        7         2        -        -         -
 906-917 Customer  Service, &
           Information                 17,420        -         -        5         2        -        -         -
 920     Salaries and Wages            82,752      556     6,391    3,118    18,519       64    1,573     4,926
 921     Office Supplies and Expenses  27,629    2,641       579      558     2,962       34      671       851
 922     Administrative Expense       (37,449)       -         -    3,997   (43,347)     355        1        17
 923     Outside Service Employed      31,264      870       154      802     3,522      190      437    11,116
 924     Property Insurance               171        -         -        -       160        -       11         -
 925     Injuries and Damages             572        -         -        -       425        -        -         -
 926     Employee Pensions and
           Benefits                     7,488       25        24        -     6,569        6       21         1
 927     Franchise Requirements             1        -         -        -         -        -        -         -
 930.1   General Advertising Expense    4,749        -         -        -         -        -        -         4
 930.2   Miscellaneous General
           Expense                     12,098        -        34       30     7,853        -        1       545
 931     Rents                         12,632    3,489        48        4       354        1      152       419
 935     Maintenance of Structures
           and Equipment                4,263      790         4        -       394        -        1        23
 403-405 Depreciation and
           Amortization Expense         9,337    7,331         -        -     2,006        -        -         -
 408     Taxes Other than Income Taxes  7,695      619         -        -     7,076        -        -         -
 409     Income Taxes                   1,012        -         -        -     1,012        -        -         -
 410     Provision for Deferred
           Income Taxes                (1,125)       -         -        -    (1,125)       -        -         -
 411     Provision for Deferred
           Income Taxes - Credit        1,056        -         -        -     1,056        -        -         -
 417     Administrative - Business
           Venture                      1,142        -         -        1         2        -        -         -
 426.1   Donations                        615        -        23       32        13        -        -        13
 426.3-
  426.5  Other Deductions               2,879        -       435       21       468        -       42     1,753
 427     Interest On Long-Term Debt     3,702    3,702         -        -         -        -        -         -
 430     Interest On Debt To
           Associate Companies          2,056        -         -        -     2,056        -        -         -
 431     Other Interest Expense            56        -         -        -        51        -        5         -
 107     Construction Work in Process  17,991        -         -    6,958     1,295       65    1,190        25
 108     Accum. Prov. for
           Depreciation & Amortization    159        -         -       52         -       74       32         -
 163     Stores Expense Undistributed   2,641        -         3    1,858       780        -        -         -
 165     Prepayments                    1,821        -         -        -     1,395        -        -         -
 183     Preliminary Survey &
           Investigation Charges          381        -         -      381         -        -        -         -
 184     Clearing Accounts              1,271        -         -      172       975       (2)      17        24
 186     Miscellaneous Deferred
           Debits                      17,942        -         -       27       402       15      168     6,622
 188     Research, Development,
           or Demonstration Exp.          362        -         -      322         1        -       38         -
 242     Miscellaneous Current &
           Accrued Liabilities          6,545        -         -        -         -        -        -         -
 307     Equipment                         21        -         -        -         -        -        -         -
 308     Office Furniture and
           Equipment                        3        -         -        -         -        -        3         -
                                     --------------------------------------------------------------------------
            TOTAL COST OF SERVICE    $265,126  $19,990    $8,165  $22,657   $14,920   $3,845  $18,405   $26,340
                                     ==========================================================================

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

      SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                   (thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                          DEPARTMENT OR SERVICE FUNCTION
                                     --------------------------------------------------------------------------
                                                              INFO
ACCOUNT  DESCRIPTION OF ITEMS        CORP SVCS  MARKETING   SERVICES    NUCLEAR  AUDITS      CORP DEV      FUEL
- -------  --------------------        ---------  ---------   --------    -------  ------      --------      ----
456      Other Electric Revenues        $--        $--        $--          $--      $--          $--        $--
458      Services Rendered to Non
           Assoc. Companies               -          -          -            -        -            -          -
421      Miscellaneous Income or
           Loss                        (569)        (5)         -            -        -            7          -
500-559  Power Production                 1          5          -            -        9            -      2,443
560-579  Transmission                     -          -          -            -        -            3          -
580-599  Distribution                     -          -          -            -        -            3          1
902-903  Customer Accounts Expense      186          4          -            -        -            -          -
906-917  Customer  Service, &
           Information                2,302     15,102          1            -        -            8          -
920      Salaries and Wages          11,912      3,365     16,840          267    2,127       11,784      1,310
921      Office Supplies and
           Expenses                   5,510        989      8,006           39      389        3,985        415
922      Administrative Expense         178          2        825            -        9          496         18
923      Outside Service Employed     2,467      1,355      4,050           19      100        5,719        463
924      Property Insurance               -          -          -            -        -            -          -
925      Injuries and Damages           147          -          -            -        -            -          -
926      Employee Pensions and
           Benefits                     464         14          5            -        5          354          -
927      Franchise Requirements           -          -          -            -        -            1          -
930.1    General Advertising Expense  4,509         18          -            -        -          218          -
930.2    Miscellaneous General
           Expense                    1,365          2        508            1        -        1,804        (45)
931      Rents                          228        148      7,662            -        5          117          5
935      Maintenance of Structures
           and Equipment                785         34      2,050            -        2          175          5
403-405  Depreciation and
           Amortization Expense           -          -          -            -        -            -          -
408      Taxes Other than Income
           Taxes                          -          -          -            -        -            -          -
409      Income Taxes                     -          -          -            -        -            -          -
410      Provision for Deferred
           Income Taxes                   -          -          -            -        -            -          -
411      Provision for Deferred
           Income Taxes - Credit          -          -          -            -        -            -          -
417      Administrative - Business
           Venture                    1,127         10          -            -        -            2          -
426.1    Donations                      533          -          -            -        -            1          -
426.3-
  426.5  Other Deductions               121         12          -            4        -           17          6
427      Interest On Long-Term
           Debt                           -          -          -            -        -            -          -
430      Interest On Debt To
           Associate  Companies           -          -          -            -        -            -          -
431      Other Interest Expense           -          -          -            -        -            -          -
107      Construction Work in
           Process                        -         89      7,607            -        -          303        459
108      Accum. Prov. for
           Depreciation &
           Amortization                   -          -          1            -        -            -          -
163      Stores Expense
           Undistributed                  -          -          -            -        -            -          -
165      Prepayments                    426          -          -            -        -            -          -
183      Preliminary Survey &
           Investigation Charges          -          -          -            -        -            -          -
184      Clearing Accounts               (5)        (2)        70            -        -           (4)        26
186      Miscellaneous Deferred
           Debits                     4,654        674          -            -        -        2,513      2,867
188      Research, Development,
           or Demonstration Exp.          -          -          -            -        -            1          -
242      Miscellaneous Current &
           Accrued Liabilities            -          -          -            -        -        6,545          -
307      Equipment                       21          -          -            -        -            -          -
308      Office Furniture and
           Equipment                      -          -          -            -        -            -          -
                                    ---------------------------------------------------------------------------
           TOTAL COST OF SERVICE    $35,214    $22,933    $47,656          $330  $2,646      $34,052     $7,973
                                    ===========================================================================

                                                                        Page 21a

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   (thousands)

                                 DEPARTMENTAL SALARY EXPENSE
                         ------------------------------------------
NAME OF DEPARTMENT                   INCLUDED IN AMOUNTS BILLED TO
                                    -------------------------------   NUMBER OF
INDICATE EACH DEPARTMENT   TOTAL    PARENT      OTHER       NON       PERSONNEL
OR SERVICE FUNCTION       AMOUNT    COMPANY  ASSOCIATES  ASSOCIATES  END OF YEAR

Administration            $23,762     $522    $23,240       $--          214
Audit                       1,500      129      1,371        --           25
Corporate Development       9,737    1,369      8,368        --          135
Corporate Services          8,729    1,008      7,721        --          254
Executive                   4,970    2,877      2,093        --           22
Fossil Generation           1,895       37      1,858        --           25
Fuels                       3,355       41      3,314        --           56
Information Services       14,501      297     14,203         1          255
Legal                       4,285      528      3,757        --           67
Marketing                  10,058      457      9,601        --          147
Nuclear Engineering           194        2        192        --            1
Production Engineering      8,933      512      8,143       278          145
Technical Services         10,731      116     10,615        --          207
                         ---------------------------------------------------
       TOTAL             $102,650   $7,895    $94,476      $279        1,553
                         ===================================================


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XV, but are distributed among various lines.

                                                                        Page 21b

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amount paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED                    SERVICE PROVIDED              AMOUNT

Auditing Services
  Arthur Andersen, LLP                 Auditing Services               $583
                                                                     ------
                                                                       $583
                                                                     ------
Legal Services
  Barlow & Hardtner, L.C.              Legal Services                  $676
  Bracewell & Patterson                Legal Services                   735
  Broyles & Pratt                      Legal Services                 3,054
  Christy & Viener                     Legal Services                 1,983
  Clark, Thomas & Winters              Legal Services                   136
  Doerner, Saunders, Daniel &
    Anderson                           Legal Services                   274
  Gibbs & Burns LLP                    Legal Services                   264
  Graves, Dougherty, Hearon & Moody    Legal Services                   185
  Haynes and Boone LLP                 Legal Services                   922
  Jones, Day, Reavis & Pogue           Legal Services                   995
  Milbank, Tweed, Hadley & McCoy       Legal Services                 3,462
  Sheinfeld, Maley & Kay               Legal Services                 1,599
  Sidley & Austin                      Legal Services                 1,062
  Slover & Loftus                      Legal Services                   735
  Vinson & Elkins LLP                  Legal Services                 2,902
  Wagstaff, Alvis, Stubbeman,
    Seamster & Longacre LLP            Legal Services                   795
  Other (111)                          Legal Services                 1,925
                                                                     ------
                                                                    $21,704
                                                                     ------

Consulting Services
  ABB Power T & D Company              Consulting Services             $132
  Analysts International Corporation   Consulting Services              153
  Arthur Andersen, LLP                 Consulting Services              761
  AT Kearney, Inc.                     Consulting Services              121
  AXS Marketing, LLC                   Consulting Services              608
  Burson-Marstell                      Consulting Services              111
  CAP Ventures                         Consulting Services              116
  Cegelec Esca Corporation             Consulting Services              206
  Craig, Steven C.                     Consulting Services              116
  Data Base Administration, Inc.       Consulting Services              157
  Data Dynamics, Inc.                  Consulting Services              456
  Deloitte & Touche                    Consulting Services              464
  Desola Group Inc.                    Consulting Services              503
  Dorsey & Company                     Consulting Services              101
  Duthie Associates, Inc.              Consulting Services              101


                                    Continued

                                                                        Page 21c
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

FROM WHOM PURCHASED                    SERVICE PROVIDED              AMOUNT

Consulting Services Continued
  Edison Electric Institute            Consulting Services              216
  Ensemble Systems Consulting          Consulting Services              168
  Ernst & Young, LLP                   Consulting Services              500
  Financo Inc.                         Consulting Services              154
  Gartner Group                        Consulting Services              238
  Global Compliance, LLC               Consulting Services              118
  Indus Group                          Consulting Services              440
  Infosystems Corporation              Consulting Services              157
  Intergraph Corporation               Consulting Services              105
  Interiors Group, Inc.                Consulting Services              210
  James Martin & Company               Consulting Services            1,445
  M3I Systems, Inc.                    Consulting Services              208
  Main Factors, Inc.                   Consulting Services              125
  Management Applications
    Consulting, Inc.                   Consulting Services              104
  McKinsey & Company, Inc.             Consulting Services            1,073
  Morgan Stanley                       Consulting Services              336
  NewData Strategies                   Consulting Services              120
  R Duffy Wall & Associates            Consulting Services              180
  Read-Poland Associates               Consulting Services              174
  Reed Consulting Group                Consulting Services              145
  S & J Group Inc.                     Consulting Services              122
  S4 Consulting                        Consulting Services              132
  Scott Madden & Associates, Inc.      Consulting Services              114
  Soft-Tech Systems                    Consulting Services              109
  SPR Systems & Programming            Consulting Services              802
  Stalter, AL/EDP Management
    Consultant                         Consulting Services              243
  Sun Technical Services               Consulting Services              219
  United Solar Systems Corp.           Consulting Services              126
  Utilities International              Consulting Services              139
  Other (161)                          Consulting Services            3,396
                                                                    -------
                                                                    $15,724
                                                                    -------
Temporary Personnel
  Accounting Principals                Temporary Accounting Services   $258
  Imprimis Group, Inc.                 Temporary Office and
                                         Accounting Services            477
  Kelly Services                       Temporary Office and
                                         Accounting Services            129
  Key Temporary                        Temporary Office and
                                         Accounting Services          1,004
  Manpower, Inc.                       Temporary Office and
                                         Accounting Services            139
  TAD Resources International, Inc.    Temporary Office and
                                         Accounting Services            223
  Vinson and Associates                Temporary Office and
                                         Accounting Services            309
  Other (17)                           Temporary Office and
                                         Accounting Services            538
                                                                    -------
                                                                     $3,077
                                                                    -------


                                    Continued

                                                                        Page 21d
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

FROM WHOM PURCHASED           SERVICE PROVIDED                          AMOUNT

Outside Services - Other
  A & A Transfer Company      Office Relocation                          $124
  Bowne of Dallas             Printing & Proofing Services                209
  City of McAllen             Central Power & Light Rate
                                Case Preparation                          121
  Duff & Phelps Credit
    Rating Company            Credit Rating Fees                          102
  Electric Power Research
    Institute                 Research                                  6,341
  Electronic Data Systems     Software Licensing and Maintenance          207
  Entex                       PC workstation support                      776
  Espey, Huston & Associates  Preparation of Operating Permits            164
  Goldman, Sachs, & Company   Brokerage Services                          158
  Hewitt Associates           Actuarial/Pension Services                  255
  IBM Corporation             Computer Maintenance & Support              166
  ISS Cleaning Services
    Group, Inc.               Janitorial Services                         174
  Love Envelopes, Inc.        Forms Printing                              408
  Mail Box                    Statement Mailing Services                  157
  Merrill Corporation         Financial Securities Printing               345
  Morgan Guaranty Trust       Brokerage Services                          151
  Moody's Investor Service    Security Anaysis and Ratings                131
  Oklahoma Press
    Service, Inc.             Newspaper Press Release Services            135
  Real Estate Tax
    Services, Inc.            Property Tax Management Services            210
  Reynolds & Reynolds         Forms Printing                              162
  Sodexho USA                 Catering/Food Services                      127
  Southwestern Bell           Telephone System Maintenance                189
  Standard & Poor's           Security Analysis and Ratings               118
  Summit Construction, Inc.   Office Renovation Services                  190
  Trammel Crow Company        Office Building Security & Engineering      389
  Xerox Corporation           Copier Rental & Maintenance Services        173
  Other (317)                                                           3,802
                                                                      -------
                                                                      $15,484
                                                                      -------
                              TOTAL OUTSIDE SERVICES                  $56,572
                                                                      =======

These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XV, but are distributed among various lines.

                                                                       Page 22a

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                   (thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                           AMOUNT

Pension *                                                            $(2,139)

Retirement Savings Plan                                                2,591

Medical Plan                                                           4,727

Benefit Plan Trustee Fee                                                  14

Employee Assistance Program                                               24

Employee Awards and Events Program                                       100

Job Incentive Credits                                                 (1,354)

Accidental Death and Disability                                           45

Group Life                                                               522

Employee Publications                                                      8

System Employee Benefits                                                 148

Retired Employee Benefits                                              2,079

Educational Assistance                                                   532

Executive Benefits                                                        78

Health and Fitness Programs                                               51

Other                                                                     62
                                                                     -------
     TOTAL                                                            $7,488
                                                                     -------

* Effective July 1, 1997, CSW changed pension plan funding and benefit calculation methods. The present values of accrued benefits under the existing pension plan were converted to a "cash balance" pension plan. As a result of these changes, the service company realized a savings of approximately $4.3 million in pension expense in 1997, and will continue to realize significant ongoing reductions in operating and maintenance expenses related to its pension plan. (See Note 2 - Benefit Plans for further information related to pensions.)

                                                                        Page 22b

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION                   NAME OF PAYEE                         AMOUNT

Fees to Advertising Agency -  BSA Advertising                          $58
  Employment Related          Admasters, Inc.                           52
                              Ross Martin Recruitment                   25
                                                                   -------
                                                                      $135
                                                                   -------

Fees for Investor/Public
  Relations                   Ad Vantage Corporation (refund)          $(4)
                              Dallas Business Journal                   31
                              Halcyon Business Publications, Inc.       18
                              Institutional Investor                    59
                              Read-Poland Associates                    48
                              South Padre Island CVB                    12
                              Team Aztecas                              30
                              Texas Business                            18
                              Tulsa Drillers                            10
                              VNR-1 Video Public Relations, Inc.         5
                              Other (4)                                  4
                                                                   -------
                                                                      $231
                                                                   -------

Advertising in Newspapers,
  Billboards, Periodicals,    28 KORO Corpus Christi                    $3
  Radio, TV, etc.             Abilene Reporter                          16
                              Affordable Vinyl Signs                     5
                              Brothers & Co.                           479
                              Cooper Outdoor Advertising, Inc.          13
                              Corpus Christi Caller Times               30
                              Expansion Management                       5
                              GPC Publishing                             7
                              Group C Communications, Inc.              12
                              Inventiva                                109
                              JL Media, Inc.                         1,918
                              Lammert Publications                       3
                              Langdon Publishing                         8
                              Laredo Morning Times                       3
                              National Yellow Pages Directory          165
                              North Texas Public Broadcasting          150
                              Oklahoma Press Service, Inc.             312
                              Outdoor Placement of Texas               212
                              Pennwell Publishing Co.                    6
                              Ruppman National Yellow Pages Svc.        51
                              San-Angelo Standard Times                  9
                              South Texas Informer                       4
                              Stokely Outdoor Advertising, Inc.          4
                              Sutherland & Associates                    4
                              Technology Marketing                       4
                              Texas Monthly                             67
                              Texas Television, Inc.                     7
                              VIELM Associates, Inc.                     9
                              Wyndham Publications                       8
                              Other (125)                               77
                                                                   -------
                                                                    $3,700
                                                                   -------

Advertising Matter such as
  Posters, Bulletins,         Academy Awards                            $6
  Booklets and Related Items  Golden Banner Press, Inc.                  7
                              Proforma                                   9
                              Progressive Mktg, Inc.                   396
                              Ross Martin                               59
                              Topp Direct Marketing                      4
                              Other (4)                                  2
                                                                   -------
                                                                      $483
                                                                   -------

Fees for Marketing/General    Lucas Group (Texas)                      $32
                              Noll HR Services                          14
                              Pabst Creative Communications              4
                              Reddy Corporation, International          54
                              Villareal & Associates, Inc.               6
                              Whitley Company                            5
                              Wingfield Smith                           45
                              Other (51)                                40
                                                                   -------
                                                                      $200
                                                                   -------
                                                       Total        $4,749
                                                                   =======

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

DESCRIPTION                                                          AMOUNT

Membership Fees and Dues                                             $8,045
Relocation Expenses                                                   1,804
Trustee, Registrar, and Transfer Agent Fees                             727
Directors' Fees and Expenses                                            532
Research and Development Expense                                        399
Annual Report Expenses                                                  193
Corporate Financial Rating Fees                                         264
Miscellaneous                                                           134
                                                                   ---------
     TOTAL                                                          $12,098
                                                                   ---------

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                               RENTS - ACCOUNT 931
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY                                              AMOUNT

Office Space Rent                                             $4,417
Offsite Storage Space Rent                                        79
Computer Timesharing Rent                                         96
Computer Software Rent                                         5,594
Computer Equipment Rent                                        2,334
Automobile Rent                                                  130
Other Rent                                                       (18)
                                                            ---------
     TOTAL                                                   $12,632
                                                            ---------

                                                                       Page 24a

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                   (thousands)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION                                                     AMOUNT

Other Than U.S. Government Taxes:
  State Unemployment Taxes                                        $187
  Property and Other Taxes                                       1,414
                                                              ---------
     SUBTOTAL                                                    1,601
                                                              ---------

U.S. Governmental Taxes:
  Social Security Taxes                                          6,002
  Federal Unemployment Taxes                                        92
                                                              ---------
     SUBTOTAL                                                    6,094
                                                              ---------

     TOTAL                                                      $7,695
                                                              =========

                                                                        Page 24b

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by their purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                   PURPOSE OF DONATION                  AMOUNT

American Red Cross - Dallas
                     Area Chapter   Building project                         $10

Austin Lyric Opera                  To support the organization                5

Barbara Bush Foundation             Sponsor a celebration of reading           5

Baylor Health Care System
  Foundation                        Annual pledge                             25

Boys and Girls Clubs of America     To support the organization                5

Caritas of Austin                   Table sponsor for awards dinner            4

Center for Legislative Energy       Annual contribution at supporter level     5

Child Care Group                    Annual donation                            6

Circle Ten Council Boy Scouts       Inner circle sponsorship 1997 & Boy
                                      Scout Golf Classic                      15

Community Services YMCA             Corporate contribution                     3

Cowboy Artists of America           Contribution to support the
                                      organization                            10

Credentials, Inc.                   Corporate contribution                     5

Dallas Ambassadors Forum            To support activities of the
                                      organization                            10

Dallas Black Chamber of Commerce    Annual contribution                        5

Dallas Business Committee           Obelish Award Event, June 7, 1997          3

Dallas CV, Inc.                     Corporate contribution                    20

Dallas Museum of Art                Corporate partner                         10

Dallas Opera                        Corporate sponsor                         25

Dallas Symphony Association, Inc.   Annual contribution                       25

Greater Dallas Chamber of Commerce  Silver Sponsor Level                       4

Greater Dallas Hispanic             Contribution to support the
                                      organization                             3


                                    continued

                                                                        Page 24c
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)

NAME OF RECIPIENT                   PURPOSE OF DONATION                  AMOUNT

Greater Dallas Youth Orchestra      Corporate Sponsorship of October
                                      concert                                  6

Junior League of Dallas             Annual special sponsor underwriting        5

Just for the Kids                   Sponsor John B. Connally Excellence
                                      in Public Ed Award                      10

Latino Cultural Center              Funding for special development
                                      project                                 20

Leadership Texas                    Sponsor 1997 Leadership Program
                                      Partner Initiative                      10

National Alliance of Business       1997 corporate contribution                5

National Council on Economic
  Education                         Funding to improve economic literacy       5

Nature Conservancy of Texas         Underwrite Dallas Corporate
                                      Conservation Leadership Award            3

OSU Foundation                      Engineering energy laboratory             30

Our Children, Inc.                  Presenting sponsor for Our
                                      Children's Store of Dallas              10

Project Shelter                     Annual golf tournament sponsorship         8

Salesmanship Club of Dallas         Gold Sponsorship for '97 GTE Byron
                                      Nelson Classic                          22

Statewide African American          1997 donation for membership               5

TACA, Inc.                          Sponsor level participation in
                                      auction and ball                         3

Team Azteca                         6/1 - 12/31/97 sponsorship for
                                      Aztecas International                   15

Texans for Lawsuit Reform           Corporate contribution                     5

Texas Association of Business       Annual membership                         35

Texas Business and Education        1997 contribution to promote
                                      reform in the Texas Public
                                      Education System                         5

Texas Conservative Forum            Sponsor Spring '97 Education/Work
                                      Force Conference                         5

Texas Council on Economic
  Development                       Annual contribution for 1997               5

Texas Women's Hall of Fame          Sponsor 1996-97 reception and dinner       5

Tulsa Area United Way               Annual contribution                        7

                                    continued

                                                                        Page 24d
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)

NAME OF RECIPIENT                   PURPOSE OF DONATION                  AMOUNT

United Way of Metropolitan
  Dallas, Inc.                      Loaned Executive Program/
                                      Corporate Pledge                        67

University of Texas                 Corporate contribution                    25

Utility Business Education          Annual contribution                        5

Women's Auxiliary to Children       Annual donation to Family Night
                                      at Six Flags for the Children's
                                      Medical Center of Dallas                 3

YMCA of Metropolitan Dallas         Corporate sponsor                         15

Zale Lipshy University Hospital     Support for new neuroangiography
                                      suite                                   10

Other (99)                                                                    63
                                                                         -------

     TOTAL                                                                  $615
                                                                         =======

                                                                        Page 25a

             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                    OTHER DEDUCTIONS - ACCOUNTS 426.3 - 426.5
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Accounts 426.3 through 426.5, "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                       NAME OF PAYEE                          AMOUNT

Expenditures for Certain Civic,   Company employee and administrative    $2,263
  Political & Related Activities    costs for civic, political and
                                    related activities

Other Miscellaneous Deductions    Company expense                           616
                                                                         ------

     TOTAL                                                               $2,879
                                                                         ======

                                                                        Page 25b
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME
                                   (thousands)


INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

     The Data Center provides centralized computer services for all CSW System companies. The following information is provided pursuant to a Securities and Exchange Commission data request letter dated May 6, 1983.

     (a) AGGREGATE BILLINGS BY THE DATA CENTER
         The operating costs for the Data Center for the year ended December 31, 1997, were $8,546,565. See paragraph (b) for explanation of the 1997 billing procedure.

     (b) BREAKDOWN OF DATA CENTER BILLINGS BY CRU
         The actual 1997 costs for the operation of the Data Center were $8,546,565. Costs of operation of the Data Center were charged back to the system companies based on their usage of the computer resources. CSWS allocates its costs for computer services rendered to CSW System companies as follows:

         COMPUTER RESOURCE UNIT (CRU) COMPONENT SIMPLIFICATION
         CSWS utilizes the CRU, a measurement of computer services rendered to allocate direct costs to the CSW companies. The CRU was previously made up of forty components. CSWS, on April 1, 1990, reduced the number of components making up the CRU to only three components: (a) tape storage in terms of tape-days, which is used to allocate all tape related costs, (b) disk storage in terms of track-days which is used to allocate all disk related costs, and (c) CPU seconds which is used to allocate all other processor related usage costs. Use of only three components simplifies the computer billing process, reduces administrative costs and makes the charges to the users clearer and easier to understand.

         USAGE COST ALLOCATION
         Computer usage costs are allocated on the basis of two factors. A "usage" portion is allocated based on the current number of CRUs used reflecting incremental costs of utilizing the three CRU components. The remaining "base" costs reflect the fixed costs of operating the data center and are spread according to the CRU usage of each company.

         The following page outlines the billing to companies separated into the two components referenced above. It should be noted that one dollar of usage cost equals one CRU.

                                                                        Page 25c
             ANNUAL REPORT OF Central and South West Services, Inc.

                      For the Year Ended December 31, 1997

             SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME (CONT'D.)
                                   (thousands)


                                        Usage         Base          Total
COMPANY                  CRU'S         BILLING      BILLING        BILLING

CPL                     1,041,019    $1,041,019      $502,586     $1,543,605

PSO                       734,559       734,559       337,519      1,072,078

SWEPCO                    555,762       555,762       269,432        825,194

WTU                       679,025       679,025       107,925        786,950

CSWS                    2,806,512     2,806,512     1,378,451      4,184,963

CSW Energy                  1,959         1,959         1,092          3,051

Non-affiliate (TRANSOK)    57,793        57,793        72,931        130,724
                       -----------  ------------ -------------  -------------

     TOTALS             5,876,629    $5,876,629    $2,669,936     $8,546,565
                       ===========  ============ =============  =============


     (c) STATEMENT OF DATA CENTER ACTIVITIES
         The major activities of the Data Center during 1997 were the production environment of Integrated Data Management System (IDMS) and Customer Information Control System (CICS) for all of the system companies.

         The operating costs for 1997 included salaries, equipment expenses, software services, disaster recovery, site rentals and general supplies.

                                                                        Page 26a

                        Central and South West Services

                  Executive Summary Chart - December 31, 1997


                          Chairman & Chief Exec Officer

          --------------------------------------------------------------
         |                  |        |                |         |       |
Sr VP & General Counsel     |   Sr VP Corp      Sr VP External  |   Sr VP/Chief
         |                  |   Development        Affairs      |    Financial
VP Assoc Gen Cnsl/Corp Sec  |        |                |         |     Officer
                            |   VP Human              |         |
                            |   Resources             |         |
                            |                   VP Regulatory   |
                     Exec VP Electric              Affairs      |
                        Operations                              |
                            |                              Pres & Chief
President/Energy Services---|--- VP Special                 Operating
   |                        |     Projects                   Officer
   |                        |                           --------|-------
   |                        |                          |                |
VP Marketing                |-----President       VP Mergers &      President
                            |        CPL          Acquisitions         CSW
                            |                                       Generation
President Energy Delivery---|-----President                             |
  |                         |        PSO                       ---------
  |                         |                                 |
  |-VP Elect Del T&D        |-----President                   |---VP Engineering
  |                         |       SWEPCO                    |
  |-VP Operations Services  |                                 |---VP Fossil
                            |-----President                   |   Generation
                                     WTU                      |
                                                              |---VP Fuels
                                                              |
                                                              |---VP Nuclear
                                                                    Plants

                                                                        Page 26b

             ANNUAL REPORT OF Central and South West Services, Inc.

                              METHODS OF ALLOCATION



Central and South West Services, Inc. requested and the Securities and Exchange Commission granted on March 7, 1997, July 11, 1997* and November 7, 1997* the following 47 allocation methods. These allocation methods distribute costs among the participating companies according to the ratio of each company's applicable volumes to the total volume of all participating companies.


 1.#BANKACCTS  NUMBER OF BANK ACCOUNTS
               DEPOSIT, DISBURSEMENT & MANAGER CHECKING ACCOUNTS
 2.#CALCTRTEL  NUMBER OF CALL CENTER TELEPHONES
               PHONES LOCATED AT EACH OPCO'S CUSTOMER SERVICE PHONE CENTER 3.#CELLPHONE NUMBER OF CELL PHONES/PAGERS
 4.#CISCUSTML  NUMBER OF CIS CUSTOMER MAILINGS
               INSERTS PLACED IN ELECTRIC BILLS
 5.#CKSPRINTD  NUMBER OF CHECKS PRINTED*
               CHECKS ISSUED TO VENDORS (COULD BE SEVERAL INVOICES ON ONE CHECK) 6.#CREDITCAR NUMBER OF CREDIT CARDS**
               COMPANY ISSUED CORPORATE CREDIT CARDS
 7.#COMMCUSTS  NUMBER OF COMMERCIAL CUSTOMERS
               LESS THAN 1000 KW OF LOAD
 8.#ELULTCUST  NUMBER OF ELECTRIC ULTIMATE CUSTOMERS
               RESIDENTIAL, COMMERCIAL, INDUSTRIAL, PUBLIC STREET & HIGHWAY LIGHTING, RAILROADS, RAILWAYS, INTERDEPARTMENTAL SALES (FERC ACCOUNTS 440-446 & 448)
 9.#EMPLOYEES  NUMBER OF EMPLOYEES
               FULL-TIME AND PART-TIME (DOES NOT INCLUDE CONTRACTORS) 10.#GENPLTEMP NUMBER OF GENERATING PLANT EMPLOYEES
11.#GLTRANSAC  NUMBER OF GENERAL LEDGER TRANSACTIONS
               LINES OF ACCOUNTING DISTRIBUTION
12.#INDUSCUST  NUMBER OF INDUSTRIAL CUSTOMERS
               MORE THAN 1000 KW LOAD
13.#JCATRANSA  NUMBER OF JOB COST ACCOUNTING TRANSACTIONS
               LINES OF ACCOUNTING DISTRIBUTION ON JOB COST ACCOUNTING
               SUB-SYSTEM
14.#OFROUTERS  NUMBER OF ROUTERS
               DEVICE THAT CONNECTS TWO OR MORE LOCAL AREA NETWORKS 15.#OFSERVERS NUMBER OF SERVERS
               LARGE, FAST-CAPACITY COMPUTERS
16.#RADIOSMOB  NUMBER OF RADIOS (BASE/MOBILE/HANDHELD)
17.#REMITITEM  NUMBER OF REMITTANCE ITEMS
               NUMBER OF ELECTRIC BILL PAYMENTS PROCESSED WHICH CANNOT BE PROCESSED THROUGH THE LOCK BOX

                                    continued

18.#REMOTTERM  NUMBER OF REMOTE TERMINAL UNITS                          Page 26c
               SCADA SYSTEM CONNECTOR TO CONTROL ELECTRIC SYSTEM
19.#RESIDCUST  NUMBER OF RESIDENTIAL CUSTOMERS
20.#TELEPHONE  NUMBER OF TELEPHONES
               INCLUDES ALL PHONE LINES
21.#TRAVELTRN  NUMBER OF TRAVEL TRANSACTIONS
               INCLUDES HOTEL, CAR RENTAL AND AIRLINE FLIGHTS
22.#VEHICLESS  NUMBER OF VEHICLES
               INCLUDES FLEET AND POOL CARS
23.#VENDINVPT  NUMBER OF VENDOR INVOICE PAYMENTS
               ACTUAL VOUCHERS
24.#WORKSTATN  NUMBER OF WORKSTATIONS
               NUMBER OF PERSONAL COMPUTERS
25.ALCOMMCHAN  ACTIVE OWNED OR LEASED COMMUNICATION CHANNELS
26.AVGPKLD3YR  AVERAGE PEAK LOAD FOR PAST THREE YEARS
27.KWHSALEULT  KWH SALES
               EACH COMPANY'S KILOWATT-HOUR SALES TO ULTIMATE CUSTOMERS
28.MMBTUBRALL  PAST 3 MONTHS MMBTU'S BURNED (ALL FUEL TYPES)
29.MMBTUBRCOA  PAST 3 MONTHS MMBTU'S BURNED (COAL ONLY)
30.MMBTUBRGAS  PAST 3 MONTHS MMBTU'S BURNED (GAS TYPE ONLY)
31.MMBTUBROIL  PAST 3 MONTHS MMBTU'S BURNED (OIL TYPE ONLY)
32.MMBTUSOLID  PAST 3 MONTHS MMBTU'S BURNED (SOLID FUELS ONLY)
33.MWGENCAPAC  MW GENERATING CAPACITY
34.MWHGENERAT  MWH'S GENERATION
35.OVERHEADCR  OVERHEAD CLEARING
36.PKAVGCUSAL  AVERAGE OF PEAK LOAD/AVERAGE NUMBER CUSTOMERS/KWH SALES
               GIVES EQUAL WEIGHTING TO PEAK LOAD, AVERAGE NUMBER OF
               ULTIMATE CUSTOMERS AND KILOWATT-HOUR SALES TO ULTIMATE CUSTOMERS
37.TLGROSSREV TOTAL GROSS REVENUES FOR THE PREVIOUS FOUR QUARTERS** 38.TCSWSB-INT TOTAL CSWS BILLING LESS INDIRECT COST AND INTEREST
               ALLOCATES COSTS AMONG THE PARTICIPATING COMPANIES BASED
               ON THE PERCENTAGE OF COMPANY DIRECT WORK ORDERS BILLED TO EACH
               CSW SYSTEM COMPANY
39.TFIXASSET$  TOTAL FIXED ASSET DOLLARS
40.TGRUTIPLNT  TOTAL GROSS UTILLITY PLANT (INCLUDES CWIP) EACH COMPANY'S GROSS
               UTILITY PLANT
41.TLASSET-NU  TOTAL ASSETS LESS NUCLEAR PLANT
42.TTLASSETS$  TOTAL ASSET DOLLARS
               TOTAL ASSETS LESS: A/R AFFILIATES; FACTORED,INTEREST RECEIVABLE
               AFFILIATES; INVESTMENTS IN SUBSIDIARIES; MONEY POOL RECEIVABLES
43.TTPKLOADLY  TOTAL PEAK LOAD (PRIOR YEAR)
44.CSWSPMBILL  CSWS PRIOR MONTH BILL
45.CSWS3MBILL  CSWS PAST 3 MONTHS BILL
46.EVENSPREAD  EVEN SPREAD OF CHARGE BY COMPANY
47.___'3MBILL  FUNCTIONAL DEPARTMENT'S PAST 3 MONTHS TOTAL BILL

                                                                        Page 26d

             ANNUAL REPORT OF Central and South West Services, Inc.

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

        The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1997:

        In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Central and South West Services, Inc. submits the following information on the billing of interest on borrowed funds to associated companies for the year 1997:

        A. Amount of interest billed to associate companies is contained on page 16, Analysis of Billing.

        B. The basis for billing of interest to the associated companies is based on the Service Company prior month bill.

             ANNUAL REPORT OF Central and South West Services, Inc.

                                SIGNATURE CLAUSE

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                               Central and South West Services, Inc.
                               -------------------------------------------------
                               (Name of Reporting Company)

                   By:         /s/ R. Russell Davis
                               -------------------------------------------------
                               (Signature of Signing Officer)

                               R. Russell Davis           Controller
                               -------------------------------------------------
                               (Printed Name and Title of Signing Officer)


Date:  May 29, 1998
-------------------